

Pamela Miller

Paralegal at Bernard, Cassisa, Eliott & Davis

Greater New Orleans Area

Message · · ·

Bernard, Cassisa, Eliott & Davis

LSU

 **See contact info**

 199 connections

Experience

Paralegal

Bernard, Cassisa, Eliott & Davis

Sep 2009 – Present · 9 yrs 3 mos

Covington, LA

Member Board Of Directors

Curtiss Motorcycle Co.

1991 – 2017 · 26 yrs

Paralegal

McCranie, Sistrunk, Anzelmo, Hardy, Maxwell & McDaniel

Feb 2003 – Sep 2009 · 6 yrs 8 mos

Covington, LA

Paralegal

Aubert & Pajares

1999 – 2002 · 3 yrs

Education

 **LSU**

Skills & Endorsements

Commercial Litigation · 8

aaditya sharma and 7 connections have given endorsements for this skill

Civil Litigation · 6

Danny Adams, CCISM and 5 connections have given endorsements for this skill

Litigation · 5



Endorsed by **Brett Bollinger, who is highly skilled at this**

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